UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

TRANSLATION FROM SPANISH

MINUTES No. 474: In the City of Buenos Aires, May 12, 2022, at 10:30 hs, are meeting through the Microsoft Teams system, which allows the simultaneous transmission of sound, images and words during the entire meeting of the members of the Board of Directors of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE SOCIEDAD ANÓNIMA ("Edenor" or the "Company"). Mr. Neil Arthur Bleasdale, Ricardo Nicolas Mallo Huergo, Eduardo Marcelo Vila, Esteban Macek, Edgardo Volosin, Federico Zin, Mariano Cruz Lucero, Juan Santiago Fraschina, Hernán Ferrera, Maximiliano Ramírez and Mrs. Paula Platini, Soledad Marisol Tolone, alternate Directors of the Company replace Mr. Federico Bernal and Mr. Federico Alejandro D'Angelo Campos. The members of the Supervisory Committee, Messrs. Carlos Cvitanich, Javier Errecondo and Jorge Roberto Pardo, are also present. Also, Mrs. María José Van Morlegan, Director of Legal and Regulatory Affairs and Mr. German Federico Ranftl, Director of Finance and Control are also present. Since there is a legal and regulatory quorum, the meeting is declared open and the FIRST ITEM of the Agenda is considered: [...]. Next, consideration is given to the SECOND ITEM on the Agenda: 2) Consideration and approval, if applicable, of the Interim Financial Statements as of March 31, 2022. The Chairman invites Mr. Leonardo Viglione, partner of Price Waterhouse & Co S.R.L. ("PwC"), the Company's external auditor, to participate in the meeting, who informs those present about the main points reviewed within the framework of the audit of the Financial Statements and other documentation for the three-month period ended March 31, 2022. The members of the Board of Directors thank Mr. Viglione for his presentation, who leaves the meeting. Next, the Chairman proposes that, since the documentation corresponding to this item of the Agenda has been previously distributed together with the notice of this meeting, its reading be omitted, which is unanimously approved by those present. He then submits for consideration of the Directors the Condensed Interim Financial Statements as of March 31, 2022 and for the three-month periods ending on March 31, 2022 and 2021, which include the Statement of Financial Position, Statement of Comprehensive Income, Statement of Changes in Shareholders' Equity, Statement of Cash Flow, annexed documentation, informative summary, information required by BYMA's Regulations, reports of the Certifying Accountant and of the Auditing Commission, all corresponding to the period ended March 31, 2022, and motions to approve all the documents submitted for consideration. The motion was put to vote and after a brief exchange of opinions, the Board of Directors unanimously voted as follows RESOLVED: (i) To approve all the documentation submitted for consideration in this item of the Agenda; (ii) To take note of the reports accompanying the approved condensed interim Financial Statements; and (iii) To authorize indistinctly the Company's President and Vice President to sign the Financial Statements corresponding to the period ended March 31, 2022. [...]

Finally, Mr. Carlos Cvitanich, member of the Supervisory Committee, takes the floor and states that the meeting has been held with sufficient quorum and in accordance with the applicable legal regulations. At 12:18 p.m., there being no further business to discuss, the meeting is concluded.

Undersigning Attendees: Neil Arthur Bleasdale, Ricardo Nicolas Mallo Huergo, Eduardo Marcelo Vila, Esteban Macek, Edgardo Volosin, Federico Zin, Mariano Cruz Lucero, Juan Santiago Fraschina, Hernán Ferrera, Maximiliano Ramírez, Paula Platini, Soledad Marisol Tolone, Carlos Cvitanich, Javier Errecondo and Jorge Roberto Pardo

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: May 13, 2022